UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September, 2025

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090

Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Nasdaq Letter

As previously disclosed, on May 21, 2025, the Nasdaq Listing Qualifications Department notified Check-Cap Ltd. (the “Company”) that it no longer met the periodic filing requirement for The Nasdaq Stock Market (“Nasdaq”) under Nasdaq Listing Rule 5250(c)(1), which requires the Company to timely file all required periodic financial reports with the U.S. Securities and Exchange Commission (the “SEC”). The Company filed its Annual Report on Form 20-F for the year ended December 31, 2024 (the “Form 20-F”) on August 27, 2025. On September 3, 2025, the Company received a letter from Nasdaq that, based on the filing of the Form 20-F, it has been determined that the Company complies with Nasdaq Listing Rule 5250(c)(1). Accordingly, this matter is now closed.

Receipt of Nasdaq Deficiency Letter

On September 3, 2025, the Company received a deficiency letter (the “Letter”) from the Nasdaq Listing Qualifications Department notifying the Company that it is not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires the Company maintain a minimum of $2,500,000 in stockholders’ equity. The Letter further stated that the Company has 45 calendar days, or by October 20, 2025, to submit a plan (the “Plan”) to regain compliance with respect to the deficiency identified in the Letter. If Nasdaq accepts the Plan, it may grant an extension of up to 180 calendar days from the date of the Letter for the Company to evidence compliance. If Nasdaq does not accept the Plan, the Company will have the opportunity to appeal the decision to a Nasdaq Hearings Panel. The Company will work diligently to submit the Plan promptly and take the necessary steps to regain compliance as soon as practicable.

Asset Purchase Agreement

On September 5, 2025, the Company took a bold step forward in the fast-growing world of food innovation. The Company entered into an Asset Purchase Agreement with Parea LLC, a Pennsylvania limited liability company (the “Seller”), to acquire all right, title, and interest in a contract granting exclusive Ghost Kitchen franchise rights across the state of New Jersey.

Ghost Kitchen represents the future of dining—state-of-the-art kitchens that operate in non-retail environments, delivering a diverse mix of restaurant experiences designed exclusively for take-out and delivery. Through this acquisition, the Company gains the rights to drive franchise sales, deliver hands-on training, and provide full support to franchisees throughout New Jersey.

Under the Ghost Kitchen Area Representative Agreement (the “Agreement”), the Company is entitled to share directly in the growth of this innovative model—receiving 50% of all initial franchise fees and 50% of all ongoing royalties actually paid by New Jersey franchisees. This structure gives the Company a powerful, recurring revenue stream tied to the expansion of Ghost Kitchen across one of the nation’s most densely populated and strategically important states.

As consideration for these valuable assets, the Company issued to the Seller 1,169,596 ordinary shares of the Company.

This transaction positions the Company at the forefront of the rapidly expanding Ghost Kitchen movement, unlocking a high-growth opportunity in one of the most dynamic food service markets in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

Date: September 5, 2025	By:	/s/ David Lontini
		Name:	David Lontini
		Title:	Interim CEO

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